ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration No. 333-179888

Supplementing the Preliminary Prospectus Supplement dated March 18, 2013

CenturyLink, Inc.

$1,000,000,000 5.625% Senior Notes, Series V, due 2020

Pricing Term Sheet

Date: March 18, 2013

This pricing term sheet supplements the above-described Preliminary Prospectus Supplement, dated March 18, 2013, relating to the securities described below. This pricing term sheet should be read together with, and is qualified in its entirety by reference to, the Preliminary Prospectus Supplement, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	CenturyLink, Inc.

Principal Amount:	$1,000,000,000

Anticipated Ratings (Moody’s / S&P / Fitch)*	Ba2 / BB / BB+

Security:	$1,000,000,000 5.625% Senior Notes, Series V, due 2020 (the “Notes”)

Maturity:	April 1, 2020

Coupon:	5.625%

Issue Price:	100.00%

Yield to Maturity:	5.625%

Spread to Benchmark Treasury:	+ 431 basis points

Benchmark Treasury:	1.25% due February 29, 2020

Benchmark Treasury Yield:	1.311%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2013

Interest Calculation Convention:	30/360

Denominations:	$2,000 minimum x $1,000

Optional Redemption:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 50 basis points, plus accrued and unpaid interest to the redemption date.

Optional Redemption with Equity Proceeds:	At any time on or prior to April 1, 2016, the Issuer may redeem up to 35% of the principal amount of the Notes at a redemption price equal to 105.625% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

Change of Control Put:	101% plus accrued and unpaid interest, if any

Settlement Date:	T+3; March 21, 2013

CUSIP Number:	156700AW6

ISIN/Common Code:	US156700AW62

Joint Physical Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc.

Joint Book-Running Managers:	Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the complete prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Barclays Capital Inc. toll free at 888-603-5847.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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